                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                 SCHEDULE 13D/A

       Information to be included in statements filed pursuant to 13D-2(A)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*
                                 (Rule 13d-101)

                             NACCO Industries, Inc.
                                (Name of Issuer)

                    Class B Common, par value $1.00 per share
                         (Title of Class of Securities)

                                  629579 20 02
                                 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                        Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  629579 20 02                 13D                         Page 2 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rankin Associates I, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                -0-

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    -0-

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    0.0%

   14      TYPE OF REPORTING PERSON*

                    PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                        Page 3 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rankin Management, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                  00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             472,371
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                -0-

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                472,371

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  472,371

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  28.6%

   14      TYPE OF REPORTING PERSON*

                  CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                        Page 4 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Alison A. Rankin

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                           (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                78,198

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                550,569

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    550,569

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    33.3%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                        Page 5 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corbin Rankin

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                71,516

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                543,887

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    543,887

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    32.9%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                        Page 6 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John C. Butler, Jr.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                3,028

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                3,028

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,028

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    0.18%

   14      TYPE OF REPORTING PERSON*

                    IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                         Page 7 of 11

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rankin Associates II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b) X
    3      SEC USE ONLY


    4      SOURCE OF FUNDS*

                    00 - See Item 3

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                                8      SHARED VOTING POWER

                                                -0-

                                9      SOLE DISPOSITIVE POWER

                                                -0-

                                10     SHARED DISPOSITIVE POWER

                                                -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    -0-

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    0.0%

   14      TYPE OF REPORTING PERSON*

                    PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                 13D                         Page 8 of 11




                              AMENDED AND RESTATED
                                  SCHEDULE 13D


         The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 15, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1993, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the amended and restated
Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the amended and restated Schedule 13D filed on November 25, 1996, as amended by Amendment No. 4 to the amended and restated Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the amended and restated Schedule 13D filed on March 19, 1997, on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and KeyCorp Shareholder Services, Inc. (successor to Society National Bank), as depository, is hereby further amended as follows:

Item 2.  Identity and Background

         Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended to add, after the paragraph describing Frank F. Taplin's address, the following individual Reporting Persons:

         Alison A. Rankin. Ms. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is not employed.

         Corbin Rankin. Ms. Rankin's resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

         John C. Butler, Jr. Mr. Butler's business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is Vice President and Treasurer of the Company.

         The names, places of organization, principal businesses and addresses of the corporations and the limited partnership that are Reporting Persons are as follows:

         The first and second paragraphs under this description are hereby deleted and replaced in their entirety by the following two paragraphs:

         Rankin Associates I, L.P. Rankin Associates I, L.P., a Delaware limited partnership, was formerly known as CTR Family Associates, L.P., a Georgia limited partnership. In December 1998, CTR Family Associates, L.P. was reorganized as a Delaware limited partnership. In connection with this reorganization, CTR Family Associates, L.P. changed its name to Rankin Associates I, L.P. Its principal business is to hold, under common management, shares of the Class B Common beneficially owned by certain of the Reporting Persons. Rankin Management, Inc. is the general partner of Rankin Associates I, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

         Rankin Management, Inc. Rankin Management, Inc., a Delaware corporation, was formerly known as a Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into Rankin Management, Inc., a Delaware corporation. Rankin Management, Inc., the Delaware corporation, was the surviving entity. It is the general partner of Rankin

CUSIP No.  629579 20 02                 13D                         Page 9 of 11

Associates I, L.P. (formerly CTR Family Associates, L.P.)and the General Manager of Rankin Associates II, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of Rankin Associates I, L.P. and Rankin Associates II, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne
R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

         Item 2 of the Schedule 13D relating to the corporations and the limited partnerships that are Reporting Persons is hereby amended to add, after the paragraph describing certain information with respect to Rankin Management, Inc., the following Reporting Person:

         Rankin Associates II, L.P. Rankin Associates II, L.P., a Delaware limited partnership, was formerly known as Rankin Associates II, L.P., a Georgia limited partnership. In December 1998, Rankin Associates II, L.P. was reorganized as a Delaware entity. Its principal business is to hold, under common management, shares of the Class A Common beneficially owned by certain of the Reporting Persons. Rankin Management, Inc. is the general partner of Rankin Associates II, L.P. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended to add the following individual Reporting Persons:

         Alison A. Rankin. Ms. Rankin's spouse, Roger F. Rankin, has the sole power to vote and to dispose of 78,198 shares of Class B Common and has shared power to dispose of 472,371 shares of Class B Common, which together constitute approximately 33.3% of the outstanding Class B Common. Ms. Rankin is deemed to beneficially own the shares owned by her spouse.

         Corbin Rankin. Ms. Rankin's spouse, Thomas T. Rankin, has the sole power to vote and to dispose of 71,516 shares of Class B Common, including 3,187 shares of Class B Common held as custodian for a minor son, and has shared power to dispose of 472,371 shares of Class B Common, which together constitute approximately 32.9% of the outstanding Class B Common. Ms. Rankin is deemed to beneficially own the shares owned by her spouse.

         John C. Butler, Jr. Mr. Butler's wife, Helen R. Butler, has the sole power to vote and to dispose of 3,028 shares of Class B Common, which constitute approximately 0.18% of the outstanding Class B Common. Mr. Butler is deemed to beneficially own the shares owned by his spouse.

         Item 5 of the Schedule 13D relating to the corporations and the limited partnerships as Reporting Persons is hereby amended as follows:

         The statements under the heading CTR Family Associates, L.P. are hereby deleted and replaced in their entirety by the following:

         Rankin Associates I, L.P. Rankin Associates I, L.P. has no power to vote or to dispose of any shares of Class B Common.

         The statements under the heading Rankin Management, Inc. are hereby deleted and replaced in their entirety by the following:

         Rankin Management, Inc. Rankin Management, Inc. has the sole power to vote 472,371 shares of Class B Common, and has shared power to dispose of the same 472,371 shares of Class B Common with the partners of Rankin Associates I, L.P., which constitutes approximately 28.6% of the outstanding Class B Common.

CUSIP No.  629579 20 02                 13D                        Page 10 of 11

         Item 5 of the Schedule 13D relating to the corporations and the limited partnerships that are Reporting Persons is hereby amended to add, after the paragraph describing certain information with respect to Rankin Management, Inc., the following Reporting Person:

         Rankin Associates II, L.P. Rankin Associates II, L.P. has no power to vote or to dispose of any shares of Class B Common.

Item 7.  Material to be Filed As Exhibits

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

(Exhibit 19)   Amendment to Stockholder's Agreement, dated as of April 9, 1998, by and among KeyCorp Shareholder Services, the Company, the Participating Stockholders (as defined therein) and the New
               Participating Stockholders (as defined therein).

(Exhibit 20)   Amendment to Stockholder's Agreement, dated as of December 26,
               1998, by and among KeyCorp Shareholder Services, the Company, the Participating Stockholders (as defined therein) and the New
               Participating Stockholders (as defined therein).

CUSIP No.  629579 20 02                 13D                        Page 11 of 11


                                    SIGNATURE


               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 24, 1999

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                      /s/ Alfred M. Rankin, Jr.
                   Name:  Alfred M. Rankin, Jr.

                   Attorney-in-Fact for Clara L. T. Rankin*
                   Attorney-in-Fact for Victoire G. Rankin*
                   Attorney-in-Fact for Helen R. Butler*
                   Attorney-in-Fact for Clara T. Rankin*
                   Attorney-in-Fact for Thomas T. Rankin*
                   Attorney-in-Fact for Matthew M. Rankin*
                   Attorney-in-Fact for Claiborne R. Rankin*
                   Attorney-in-Fact for Chloe O. Rankin*
                   Attorney-in-Fact for Roger F. Rankin*
                   Attorney-in-Fact for Bruce T. Rankin*
                   Attorney-in-Fact for Frank E. Taplin, Jr.*
                   Attorney-in-Fact for Margaret E. Taplin*
                   Attorney-in-Fact for Martha S. Kelly*
                   Attorney-in-Fact for Susan S. Sichel*
                   Attorney-in-Fact for Jennifer T. Jerome*
                   Attorney-in-Fact for Caroline T. Ruschell*
                   Attorney-in-Fact for David F. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin*
                   Attorney-in-Fact for Beatrice B. Taplin*
                   Attorney-in-Fact for Thomas E. Taplin, Jr.*
                   Attorney-in-Fact for Theodore D. Taplin*
                   Attorney-in-Fact for Britton T. Taplin*
                   Attorney-in-Fact for Frank E. Taplin*
                   Attorney-in-Fact for National City Bank, as trustee* Attorney-in-Fact for Rankin Associates I, L.P.* Attorney-in-Fact for Rankin Management, Inc.*
                   Attorney-in-Fact for Alison A. Rankin*
                   Attorney-in-Fact for Corbin Rankin*
                   Attorney-in-Fact for John C. Butler, Jr.*
                   Attorney-in-Fact for Rankin Associates II, L.P.*


* The powers of attorney authorizing the above-named individual to act on behalf of each of the foregoing Reporting Persons are included in
         Exhibit 2 at pages 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit and in Exhibit 20 at pages 6 through 7 of such Exhibit.

                                  Exhibit Index

Exhibit No.              Description
-----------              -----------

         19              Amendment to Stockholder's Agreement, dated as of April
                         9, 1998, by and among KeyCorp Shareholder Services,
                         Inc., the Company, the Participating Stockholders (as defined therein) and the New Participating Stockholders
                         (as defined therein).

         20 Amendment to Stockholder's Agreement, dated as of December 26, 1998, by and among KeyCorp Shareholder
                         Services, Inc., the Company, the Participating
                         Stockholders (as defined therein) and the New
                         Participating Stockholders (as defined therein).